Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	$	$	$	$
Available earnings:
Earnings before income taxes	26	116	110	63
Add fixed charges:
Interest expense incurred	67	21	97	51
Amortization of debt expense and discount	3	2	5	3
Interest portion of rental expense	2	2	5	5

Total earnings as defined	98	141	217	122

Fixed charges:
Interest expense incurred	67	21	97	51
Amortization of debt expense and discount	3	2	5	3
Interest portion of rental expense	2	2	5	5

Total fixed charges	72	25	107	59
Ratio of earnings to fixed charges	1.4	5.6	2.0	2.1